Filed Pursuant to Rule 433
Registration No. 333-223208
September 13, 2018
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Stock-Linked Underlying Supplement dated February 26, 2018)



HSBC USA Inc.

Income Barrier Notes

Linked to the Common Stock of Amazon.com, Inc.

► Quarterly coupon payments at a rate of at least 2.4625% (equivalent to at least 9.85% per annum) (to be determined on the Pricing Date)

► If a Trigger Event occurs and the Final Return is negative, you will receive shares of the Reference Stock in a value that is less than the principal amount.

► If a Trigger Event does not occur or if a Trigger Event occurs but the Final Return is zero or positive, you will receive the principal amount at maturity

► A Trigger Event occurs if the Official Closing Price of the Reference Stock is below the Barrier Price (which is 80.00% of the Initial Price) on any scheduled trading day during the Observation Period

► Approximate 1 year term

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Income Barrier Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $950.00 and $990.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.625% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	Approximate 1 year term if not called prior to maturity.
Reference Stock	The common stock of Amazon.com, Inc. (Ticker: AMZN)
Coupon Rate	At least 2.4625% per quarter (equivalent to at least 9.85% per annum) (to be determined on the Pricing Date)
Barrier Price	80.00% of the Initial Price
Payment at Maturity per Note	For each $1,000 Principal Amount of Notes, you will receive a payment on the Maturity Date calculated as follows: ■ If a Trigger Event does not occur, a cash payment (in addition to any accrued and unpaid interest) equal to 100% of the Principal Amount. ■ If a Trigger Event occurs and the Final Return is positive or zero, a cash payment (in addition to any accrued and unpaid interest) equal to 100% of the Principal Amount. ■ If a Trigger Event occurs and the Final Return is negative, you will receive the Physical Delivery Amount (in addition to any accrued and unpaid interest).
Trigger Event	A Trigger Event occurs if the Official Closing Price of the Reference Stock is below the Barrier Price on any scheduled trading day during the Observation Period.
Physical Delivery Amount	A number of shares of the Reference Stock calculated by dividing the Principal Amount by the Initial Price, subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Final Return	$\dfrac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Stock-Linked Underlying Supplement.
Trade Date	September 28, 2018
Pricing Date	September 28, 2018
Original Issue Date	October 3, 2018
Final Valuation Date[2]	September 30, 2019
Maturity Date[2]	October 3, 2019
CUSIP/ISIN	40435X249/US40435X2493

[1] As more fully described on page FWP-4.

[2] Subject to postponement as described under "Additional Terms of the Notes" in the accompanying Stock-Linked Underlying Supplement

The Notes

The Notes may be suitable for investors who believe that the price of the Reference Stock will not decrease significantly over the term of the Notes. If a Trigger Event does not occur during the Observation period or if a Trigger Event occurs but the Final Return is zero or positive, you will receive the Principal Amount at maturity plus the final coupon payment.

If a Trigger Event occurs during the Observation Period and the Final Return is negative, you will receive shares of the Reference Stock in a value that is less than the Principal Amount as of the Final Valuation Date. In that case, you will lose up to 100% of the Principal Amount at maturity. Although you will receive quarterly coupon payments, your return on the Notes may be negative in such a case.



Illustration of Payment Scenarios

Your payment on the Notes will depend whether a Trigger Event has occurred during the Observation Period and whether the Final Return of the Reference Stock is negative. If a Trigger Event has occurred and the Final Return is negative, you will receive shares of the Reference Stock in a value that is less than the Principal Amount as of the Final Valuation Date. Even though you will receive quarterly coupon payments, your return on the Notes may be negative.



Information about the Reference Stock

Amazon.com, Inc. is an online retailer that offers a wide range of products, including: books, music, videotapes, computers, electronics, home and garden, and numerous other products. The company offers personalized shopping services, web-based credit card payment, and direct shipping to customers.



The graphs above illustrate the performance of the Reference Stock from January 1, 2008 through September 10, 2018. Past performance is not necessarily an indication of future results. For further information on the Reference Stock please see "Information Relating to the Reference Stock" beginning on page FWP-13. We have derived all disclosure regarding the Reference Stock from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Stock.

HSBC USA Inc.
Income Barrier Notes



This free writing prospectus relates to a single offering of Income Barrier Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the common stock of Amazon.com, Inc.. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Stock:	The common stock of Amazon.com, Inc. (Ticker: AMZN)
Trade Date:	September 28, 2018
Pricing Date:	September 28, 2018
Original Issue Date:	October 3, 2018
Final Valuation Date:	September 30, 2019, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be October 3, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Coupon Payment Dates:	January 3, 2019, April 3, 2019, July 3, 2019 and October 3, 2019 (the Maturity Date). Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Coupon Rate:	At least 2.4625% per quarter (equivalent to at least 9.85% per annum) (to be determined on the Pricing Date)
Initial Price:	The Official Closing Price of the Reference Stock on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Stock on the Final Valuation Date.
Barrier Price:	80.00% of the Initial Price.
Trigger Event	A Trigger Event occurs if the Official Closing Price of the Reference Stock is below the Barrier Price on any scheduled trading day during the Observation Period.
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Stock-Linked Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	For each $1,000 Principal Amount of Notes, you will receive a payment on the Maturity Date calculated as follows:

- ▶ If a Trigger Event does not occur, a cash payment (in addition to any accrued and unpaid interest) equal to 100% of the Principal Amount.
- ▶ If a Trigger Event occurs and the Final Return is positive or zero a cash payment (in addition to any accrued and unpaid interest) equal to 100% of the Principal Amount.
- ▶ If a Trigger Event occurs and the Final Return is negative, you will receive the Physical Delivery Amount (in addition to any accrued and unpaid interest).

If a Trigger Event occurs during the Observation Period and the Final Return is negative, the Physical Delivery Amount you will receive will be worth less than your principal and may have no value at all. Even though you will receive quarterly coupons payments, your return on the Notes may be negative in this case.

Physical Delivery Amount:	A number of shares of the Reference Stock calculated by dividing the Principal Amount by the Initial Price of the Reference Stock. Fractional share amounts will be paid in cash and determined by multiplying the number of fractional shares by the Final Price of Reference Stock. The Physical Delivery Amount is subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Final Return:	With respect to the Reference Stock, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

CUSIP/ISIN:	40435X249/US40435X2493
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Stock, you should not construe that fact as a recommendation as to the merits of acquiring an investment in the Reference Stock or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Stock-Linked Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010772/tv486721_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Coupon Payments

We will pay a quarterly coupon payment on each Coupon Payment Date. For information regarding the record dates applicable to the Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-14 in the accompanying prospectus supplement. The Coupon Rate will be at least 9.85% per annum (or approximately $24.625 per $1,000 in Principal Amount per quarter) (to be determined on the Pricing Date).

Maturity

For each $1,000 Principal Amount of Notes, you will receive a payment on the Maturity Date calculated as follows:
▸ If a Trigger Event does not occur, a cash payment (in addition to any accrued and unpaid interest) equal to 100% of the Principal Amount.
▸ If a Trigger Event occurs and the Final Return is positive or zero a cash payment (in addition to any accrued and unpaid interest) equal to 100% of the Principal Amount.
▸ If a Trigger Event occurs and the Final Return is negative, you will receive the Physical Delivery Amount (in addition to any accrued and unpaid interest).

If a Trigger Event occurs during the Observation Period and the Final Price is less than the Initial Price, the Physical Delivery Amount that you will receive will be worth less than your principal and may have no value at all. Even though you will receive quarterly coupon payments, your return on the Notes may be negative in this case.

Observation Period

The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Equity Index Underlying Supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You seek a quarterly coupon payments that will be paid at the Coupon Rate of at least 9.85% per annum (to be determined on the Pricing Date).

▶ You believe that the Official Closing Price of the Reference Stock will not decline by more than 20% on any Trading Day during the Observation Period and even if it does, the Final Price will not be less than the Initial Price.

▶ You are willing to make an investment where you will receive shares of the Reference Stock if a Trigger Event has occurred and the Final Return is negative, in which case you may lose the entire Principal Amount of your Notes.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return are the quarterly coupon payments being offered with respect to the Notes.

▶ You do not seek an investment that provides an opportunity to participate in any appreciation of the Reference Stock.

▶ You are willing to forgo any dividends or other distributions paid on the Reference Stock.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Coupon Rate will not provide you with your desired return.

▶ You believe that the Official Closing Price of the Reference Stock will decline by more than 20% on at least one Trading Day during the Observation Period and the Final Price will be less than the Initial Price.

▶ You are unwilling to make an investment where you will receive shares of the Reference Stock if a Trigger Event has occurred and the Final Return is negative, in which case you may lose the entire Principal Amount of your Notes.

▶ You seek an investment that provides full return of principal at maturity.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return are the quarterly coupon payments being offered with respect to the Notes.

▶ You seek an investment that provides an opportunity to participate in the appreciation of the Reference Stock.

▶ You prefer to receive any dividends or other distributions paid to holders of the Reference Stock.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the Reference Stock. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee any return of principal and you may lose your entire initial investment.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if a Trigger Event occurs and the Final Price of the Reference Stock is less than the Initial Price. In this case, we will pay you the Physical Delivery Amount in shares of the Reference Stock. The value of those shares is expected to be significantly less than the Principal Amount of the Notes or may have no value at all. Even though you will receive quarterly coupon payments, your return on the Notes may be negative in this case.

If the Physical Delivery Amount will be paid on the Notes, you will be subject to the price fluctuation of the Reference Stock after the Final Valuation Date.

If a Trigger Event occurs and the Final Price of the Reference Stock is less than the Initial Price, we will deliver to you at maturity the Physical Delivery Amount in shares of the Reference Stock. The value of those shares may further decrease between the Final Valuation Date and the Maturity Date, and you will incur additional losses to the extent of such decrease. In addition, there is no assurance that an active trading market will continue for shares of the Reference Stock or that there will be liquidity in that trading market.

Your return on the Notes is limited to the principal amount plus the coupon payments, regardless of any appreciation in the price of the Reference Stock.

For each $1,000 in principal amount of the Notes, you will receive $1,000 at maturity (plus the final coupon payment) if the Final Price of the Reference Stock is equal to or greater than the Initial Price or if no Trigger Event has occurred, regardless of any appreciation in the price of the Reference Stock, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the Notes.

The protection provided by the Barrier Price may terminate on any Trading Day during the Observation Period.

If a Trigger Event does not occur, you will receive the Principal Amount at maturity, even if the Final Price is less than the Initial Price. However, if a Trigger Event occurs on any trading day during the Observation Period and the Final Price is less than the Initial Price, you will receive the Physical Delivery Amount in shares of the Reference Stock and the value of those shares is expected to be significantly less than the Principal Amount of the Notes or may have no value at all.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. All payments to be made on the Notes, including the coupon payments and any return of principal at maturity, depend on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Stock and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately [ ] months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock relative to the Initial Price. We cannot predict the Official Closing Prices of the Reference Stock during the Observation Period, including the Final Price on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stock or return on the Notes.

The table and examples below illustrate how the coupon payments and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of the Reference Stock. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Price	$100.00*
▶	Hypothetical Barrier Price:	$80.00, 80.00% of the Initial Price
▶	Hypothetical Coupon Rate:	9.85% per annum (2.4625% for each quarter in which it is payable). The actual Coupon Rate will be at least 9.85% per annum and will be determined on the Pricing Date. The coupon paid over the term of the Notes will total at least $98.50 per $1,000 Principal Amount of the Notes.

* The hypothetical Initial Price of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price. The actual Initial Price and Barrier Price of the Reference Stock will be set forth in the final pricing supplement to which this free writing prospectus relates.

Summary of the Examples

	Trigger Event Does Not Occur[1]				Trigger Event Occurs[2]				
Final Return	Hypothetical Total Coupon Payments Paid Over the Term of the Notes[3]	Hypothetical Final Settlement Value	Hypothetical Total Payments on the Notes	Hypothetical Total Return on the Notes	Hypothetical Total Coupon Payments Paid Over the Term of the Notes	Hypothetical Physical Delivery Amount	Hypothetical Final Settlement Value **	Hypothetical Total Payments on the Notes**	Hypothetical Total Return on Notes**
100.00%	$98.50	$1,000	$1,098.50	9.85%	$98.50	N/A	$1,000	$1,098.50	9.85%
90.00%	$98.50	$1,000	$1,098.50	9.85%	$98.50	N/A	$1,000	$1,098.50	9.85%
80.00%	$98.50	$1,000	$1,098.50	9.85%	$98.50	N/A	$1,000	$1,098.50	9.85%
70.00%	$98.50	$1,000	$1,098.50	9.85%	$98.50	N/A	$1,000	$1,098.50	9.85%
60.00%	$98.50	$1,000	$1,098.50	9.85%	$98.50	N/A	$1,000	$1,098.50	9.85%
50.00%	$98.50	$1,000	$1,098.50	9.85%	$98.50	N/A	$1,000	$1,098.50	9.85%
40.00%	$98.50	$1,000	$1,098.50	9.85%	$98.50	N/A	$1,000	$1,098.50	9.85%
30.00%	$98.50	$1,000	$1,098.50	9.85%	$98.50	N/A	$1,000	$1,098.50	9.85%
20.00%	$98.50	$1,000	$1,098.50	9.85%	$98.50	N/A	$1,000	$1,098.50	9.85%
10.00%	$98.50	$1,000	$1,098.50	9.85%	$98.50	N/A	$1,000	$1,098.50	9.85%
0.00%	$98.50	$1,000	$1,098.50	9.85%	$98.50	N/A	$1,000	$1,098.50	9.85%
-10.00%	$98.50	$1,000	$1,098.50	9.85%	$98.50	10	$900	$998.50	-0.15%
-20.00%	$98.50	$1,000	$1,098.50	9.85%	$98.50	10	$800	$898.50	-10.15%
-30.00%	N/A	N/A	N/A	N/A	$98.50	10	$700	$798.50	-20.15%
-40.00%	N/A	N/A	N/A	N/A	$98.50	10	$600	$698.50	-30.15%
-45.00%	N/A	N/A	N/A	N/A	$98.50	10	$550	$648.50	-35.15%
-50.00%	N/A	N/A	N/A	N/A	$98.50	10	$500	$598.50	-40.15%
-60.00%	N/A	N/A	N/A	N/A	$98.50	10	$400	$498.50	-50.15%
-70.00%	N/A	N/A	N/A	N/A	$98.50	10	$300	$398.50	-60.15%
-80.00%	N/A	N/A	N/A	N/A	$98.50	10	$200	$298.50	-70.15%
-90.00%	N/A	N/A	N/A	N/A	$98.50	10	$100	$198.50	-80.15%
-100.00%	N/A	N/A	N/A	N/A	$98.50	10	$0	$98.50	-90.15%

[1] The Official Closing Price of the Reference Stock never falls below the Barrier Price on any trading day during the Observation Period.

[2] The Official Closing Price of the Reference Stock falls below its Trigger Price on one or more trading days during the Observation Period.

** If the Final Price of the Reference Stock is less than the Initial Price, we will pay you 10 shares of the Reference Stock. The value of the 10 shares is based on the Final Price of the Reference Stock.

Example 1: A Trigger Event does not occur although the Final Return of the Reference Stock is negative.

Initial Price	Lowest Official Closing Price During the Observation Period	Final Price	Final Return
$100.00	$85.00 (85.00% of Initial Price)	$90.00 (90.00% of Initial Price)	-10.00%

Since the Official Closing Price of the Reference Stock was not below the Barrier Price during the Observation Period, a Trigger Event does not occur.

Therefore, the Final Settlement Value equals **$1,000**.

Additionally, with the total coupon payment of $98.50 over the term of the Notes, the total return on the Notes is $1,098.50.

Example 2: A Trigger Event occurs, but the Final Return of the Reference Stock is positive.

Initial Price	Lowest Official Closing Price During the Observation Period	Final Price	Final Return
$100.00	$75.00 (75.00% of Initial Price)	$110.00 (110.00% of Initial Price)	10.00%

Since the Official Closing Price of the Reference Stock on at least one trading day during the Observation Period falls below the Barrier Price, a Trigger Event occurs. However, the Final Price is above the Initial Price.

Therefore, the Final Settlement Value equals **$1,000,** even though a Trigger Event occurred.

Additionally, with the total coupon payment of $98.50 over the term of the Notes, the total return on the Notes is $1,098.50.

Example 3: A Trigger Event occurs. Additionally, the Final Return of the Reference Stock is negative.

Initial Price	Lowest Official Closing Price During the Observation Period	Final Price	Final Return
$100.00	$55.00 (55% of Initial Price)	$70.00 (70% of Initial Price)	-30.00%

Since the Official Closing Price is below the Barrier Price on at least one trading day during the Observation Period, a Trigger Event occurs. Therefore,

Final Settlement Value = Principal Amount/Initial Price of the Reference Stock.

= $1,000/100.00 = **10 shares of the Reference Stock**

Because the Final Return is negative, you would receive the Physical Delivery Amount, or 10 shares of the Reference Stock per $1,000 Principal Amount. As of the Valuation Date, these shares would have a value of $700.00 (10 shares multiplied by the Final Price of $70.00). Under these circumstances, the value of the Physical Delivery Amount would represent a loss of -30.00% of your principal amount.

Because you received a total of $98.50 in coupon payments, we will pay you a total of $798.50, resulting in a -20.15% return on the Notes.

INFORMATION RELATING TO THE REFERENCE STOCK

Description of Amazon.com, Inc.

Amazon.com, Inc. is an online retailer that offers a wide range of products, including: books, music, videotapes, computers, electronics, home and garden, and numerous other products. The company offers personalized shopping services, web-based credit card payment, and direct shipping to customers. Information filed by the Underlying with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-22513 or its CIK Code: 0001018724.

Historical Performance

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Underlying for each quarter in the period from January 2, 2008 through September 10, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

The graph below illustrates the daily performance of this Underlying from January 2, 2008 through September 10, 2018 based on information from the Bloomberg Professional® service. ***Historical prices and past performance of this Underlying is not indicative of its future performance.***



QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	96.25	62.43	71.30
June 30, 2008	84.51	71.30	73.33
September 30, 2008	88.09	63.35	72.76
December 31, 2008	72.76	35.03	51.28
March 31, 2009	75.58	48.44	73.44
June 30, 2009	87.56	73.44	83.66
September 30, 2009	93.85	75.63	93.36
December 31, 2009	142.25	88.67	134.52
March 31, 2010	136.55	116.00	135.73
June 30, 2010	150.09	108.61	109.26
September 30, 2010	160.73	109.14	157.06
December 31, 2010	184.76	153.03	180.00
March 31, 2011	191.25	160.97	180.13
June 30, 2011	206.07	178.34	204.49
September 30, 2011	241.69	177.79	216.23
December 31, 2011	246.71	173.10	173.10
March 31, 2012	205.44	173.10	202.51
June 30, 2012	231.90	185.50	228.35
September 30, 2012	261.68	215.36	254.32
December 31, 2012	261.50	220.64	251.14
March 30, 2013	283.99	251.14	266.49
June 30, 2013	281.76	248.23	277.69
September 30, 2013	318.12	277.69	312.64
December 31, 2013	404.39	298.23	398.79
March 31, 2014	407.05	336.52	336.52
June 30, 2014	342.99	288.32	324.78
September 30, 2014	360.84	307.06	322.44
December 31, 2014	338.64	287.06	310.35
March 31, 2015	387.83	286.95	372.10
June 30, 2015	445.99	370.25	434.09
September 30, 2015	548.39	429.70	511.89
December 31, 2015	693.97	511.89	675.89
March 31, 2016	675.89	482.07	593.64
June 30, 2016	728.24	586.14	715.62
September 30, 2016	837.31	715.62	837.31
December 31, 2016	844.36	719.07	749.87
March 31, 2017	886.54	749.87	886.54
June 30, 2017	1,011.34	884.67	968.00
September 30, 2017	1,052.80	938.60	961.35
December 31, 2017	1,195.83	957.10	1,169.47
March 30, 2018	1,598.39	1,169.47	1,447.34
June 30, 2018	1,750.08	1,371.99	1,699.80
September 10, 2018.*	2,039.51	1,693.96	1,939.01

* This document includes, for the third calendar quarter of 2018, data for the period from July 1, 2018 through September 10, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2018.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this free writing prospectus except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date. If a market disruption event exists with respect to the Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.625% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders – Certain Notes Treated as Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as short-term debt obligations (as described in the prospectus supplement under "U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes – Short-Term Notes.") for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether any of the issuer of the Reference Stock would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If issuer of the Reference Stock were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuer of the Reference Stock and consult your tax advisor regarding the possible consequences to you if the issuer of the Reference Stock is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the Annual Coupon Rate of 9.85% on the Notes among interest on the Deposit and Put Premium, [•]% constitutes interest on the Deposit and [•]% constitutes Put Premium. If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stock or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Stock or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Stock-Linked Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Income Barrier Notes Linked to the Common Stock of Amazon.com, Inc.

September 13, 2018

Free Writing Prospectus